WOODSIDE

04024837

16 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside and TXU Finalise Gas Sales Agreement, lodged with the Australian Stock Exchange on 15 April 2004;
- 2004 AGM Chairman's Address, lodged with the Australian Stock Exchange on 15 April 2004;
- 2004 AGM Chief Operating Officer's Address, lodged with the Australian Stock Exchange on 15 April 2004;
- 2004 AGM Disclosure of Proxy Votes and Poll Results, lodged with the Australian Stock Exchange on 15 April 2004;
- Resignation and Appointment of Directors, lodged with the Australian Stock Exchange on 15 April 2004;
- Appendix 3X Initial Director's Interest Notice (Peter van Rossum), lodged with the Australian Stock Exchange on 15 April 2004;
- Appendix 3Z Final Director's Interest Notice (Ken Dean), lodged with the Australian Stock Exchange on 15 April 2004;
- Appendix 3Z Final Director's Interest Notice (Richard Searby), lodged with the Australian Stock Exchange on 15 April 2004;
- Form 604 Notice of change of interests of substantial holder (Geodynamics), lodged with the Australian Stock Exchange on 15 April 2004;
- WPL Constitution, lodged with the Australian Stock Exchange on 15 April 2004;
- Change of a Company Secretary, lodged with the Australian Stock Exchange on 15 April 2004.

dlw 5/5

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 Commitment to Growth

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 15 APRIL 2004
06:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ANNALISA GRUBISA
W: + 61 8 9348 4922
M: + 61 438 950 423
E: annalisa.grubisa@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE AND TXU FINALISE GAS SALES AGREEMENT

Woodside Energy Ltd. and TXU Electricity Ltd have signed a gas sales agreement under which TXU will buy Woodside's share of natural gas from the Otway Gas Project at up to 30 petajoules a year for more than 10 years.

The agreement is conditional on the project receiving all joint venture and government approvals by mid-2004 and follows a heads of agreement signed with TXU in August 2002. The joint venturers are marketing their gas separately.

TXU Electricity is a subsidiary of TXU Australia, a major gas and electricity retailer in Victoria and South Australia and operator of the Torrens Island Power Station in South Australia. TXU is the largest shipper and one-third owner of the recently commissioned SEAGas pipeline between Port Campbell, in western Victoria, and Adelaide.

The Otway Gas Project includes the development of the Geographe gas field, about 55km south of Port Campbell in Victorian permit Vic/P43, and the Thylacine gas field, a further 15km south in Tasmanian permit T/30P.

Natural gas, liquefied petroleum gas and condensate will be produced from the gas fields and transferred by subsea and underground pipeline to an onshore gas processing plant next to TXU's Iona gas plant, about 6km north of Port Campbell.

Production is planned to start in 2006 at up to 60 petajoules a year. This is equivalent to about 10% of south-eastern Australia's current gas demand.

The project will produce up to 950,000 barrels of condensate and up to 125,000 tonnes of LPG a year.

Woodside's Gas Business Unit Director, David Maxwell, said the gas sales contract with TXU was an important step in achieving Woodside's commitment to establish a significant gas business in eastern Australia.

"The contract involves more than half the gas to be produced from the Geographe and Thylacine fields," he said.

"The Otway Gas Project should give south-eastern Australia gas customers the confidence that an alternative, competitively priced gas supply will be available."

Participants in the project are Woodside, with 51.55% (Operator), Origin Energy Resources Limited (29.75%), Benaris International NV (12.7%) and CalEnergy Gas (Australia) Limited (6%).

33rd Annual General Meeting
Woodside Petroleum Ltd.
Perth, 15 April 2004

CHAIRMAN'S ADDRESS

Ladies and gentlemen, good morning and welcome to our Annual General Meeting.

In my address today, I will provide an overview of the Company for 2003 before inviting our Chief Operating Officer, Keith Spence, to summarise the operational highlights of the past 12 months and outline the key objectives for 2004.

Following Keith's address, our newly appointed Managing Director and Chief Executive Officer, Don Voelte, will address you.

We will then move on to the procedural matters where there will be opportunities for shareholders to ask questions.

Before I begin my overview of the past year, I wish to advise that this year Woodside celebrates its 50th Anniversary, which is a notable achievement in this age of change and uncertainty.

From our beginnings as a junior explorer in 1954, Woodside has been transformed into Australia's leading oil and gas exploration and production company. Today, you are shareholders of a top 20 Australian company with a market capitalisation of around 10 billion dollars.

While the Board remains focussed on its primary objective of delivering top-quartile total shareholder return into the future, this anniversary year provides an opportunity to acknowledge our past achievements.

Woodside's history over the past five decades is a remarkable story of pioneering spirit and a determination to succeed.

This story has been captured in a display on the Mezzanine Level of our new Perth office in the *Woodside Plaza* building. I invite all shareholders to visit our new building to view this public display.

Overview

Let me now present a brief overview of 2003 before discussing in more detail the Company's financial performance.

2003 was an important year for Woodside with considerable progress made in developing and shaping the Company to meet its growth aspirations.

While continuing to focus on progressing projects to deliver medium and long-term growth, efforts in 2003 were also directed to improving Woodside's short-term performance to offset the forecasted drop in production caused by natural decline in some of our oil reservoirs.

As I stated in my address to shareholders last year, the Company had forecast a fall in production of 14 percent in 2003, with further small reductions in 2004 and 2005 before new projects began operation.

I am pleased to report that the concentrated effort to optimise production from our existing assets resulted in total production in 2003 of 58.9 million barrels of oil equivalent. This was a fall of 5.3 million barrels of oil equivalent over 2002 but 7 percent higher than our original target for 2003.

This result was largely due to the outstanding operational performance of the North West Shelf facilities which set production records, and the strong performance from the Legendre and Laminaria operations.

Concurrent with our efforts to optimise production, we also introduced a Profitability Enhancement Program to deliver cost savings of approximately 250 million dollars between 2003 and 2005. Woodside's share of the total net savings in operating costs for the period is about 60 million dollars.

We achieved our target savings for 2003 and further savings and initiatives have been embedded into our business budgets and plans for 2004 and beyond.

The combination of these initiatives allowed Woodside to strengthen the foundation for its growth strategy which is centred on developing production assets in the three key regions of focus, namely Australia and Asia, Africa and America.

These regions have been chosen for their prospectivity and because, together, they provide a balanced portfolio in terms of political risk.

Significant progress in developing projects in our three regions of focus was achieved during the year.

In Africa, the start-up of the Ohanet operations in Algeria late in 2003 was a major milestone – achieving Woodside's first revenue from non-Australian oil and gas operations.

In Mauritania, an exciting region for the Company, further oil discoveries were made with the Tiof well and the subsequent Tiof-West step-out exploration well, 8 kilometres from Tiof. This is an exciting discovery and further appraisal drilling is planned for 2004.

Following the success of the Chinguetti appraisal well, Woodside made a formal declaration of commerciality of the Chinguetti oil project in January 2004. Approval for this project is scheduled for this quarter and first oil is expected by December 2005.

In January this year, Woodside also increased its Mauritanian interests from 35 percent to 53.84 percent through the acquisition of part of part of ENI's interests in Mauritania.

We have continued to make progress with the Sunrise Gas Project in Australia. In March this year, the Australian Parliament passed enabling legislation for the Sunrise International Unitisation Agreement which is designed to give legal and fiscal certainty for oil and gas developments within the Australia and Timor Leste Joint Petroleum Development Area.

We now look forward to similar legislation being passed in Timor Leste to complete ratification of the unitisation agreement. On ratification, Timor Leste will receive 90 per cent of taxation revenues from new projects in the development area with Australia receiving 10 per cent.

On the North West Shelf, LNG Train 4 is nearing completion and the joint venture hopes to be considering a final investment decision on Train 5 by the end of 2004, should marketing efforts succeed.

Agreements with China for the supply of LNG from 2006 are nearing completion. They cover equity participation in the North West Shelf for the China National Offshore Oil Corporation; LNG sales of at least 3.3 million tonnes a year for 25 years; LNG transport to Guangdong including construction of two new LNG ships; and establishment of the Australia-China Natural Gas Technology Partnership Fund to provide training, research and knowledge transfer between Australia and China.

Last month, the Board approved a 1.48 billion Australian dollar investment in the Enfield oil development off the coast of Western Australia. Enfield has reserves of more than 125 million barrels of oil and Woodside is well positioned to bring the field into production in October 2006.

Subsequent to this announcement, Woodside finalised the sale of a 40 percent interest in the Enfield exploration permit and associated Enfield production licence to Mitsui for 464.5 million US dollars.

The positive impact of the sale, on 2004 Net Profit After Tax, is expected to be about 375 million Australian dollars. This will be treated as a one-off significant item.

On safety, I am happy to report that Woodside won the 2003 Australian Petroleum Production and Exploration Association Safety Award. We previously won it in 1992. Safety continues to be at the centre of our business and operating culture and the APPEA award, while pleasing, cannot be considered the end of our journey to a safe working environment.

After taking account of 2003 production, Woodside's Proved Reserves increased by 3 million barrels to 980.1 million barrels of oil equivalent. Our Probable Reserves were essentially unchanged at 1,303.6 million barrels of oil equivalent.

The three-year average Reserves Replacement Ratio is a healthy 132 percent at the Proved level and 158 percent at the Probable level.

In light of recent events surrounding Shell's reserves position, it is important to explain the distinction between Shell and Woodside reserves reporting.

Shell reports reserves under the United States Securities and Exchange Commission standards due to its listing on the New York Stock Exchange.

Under the SEC rules, Shell is obliged to report reserves using a conservative, "deterministic" approach on a field-by-field basis to estimate recoverable volumes for which the company has reasonable certainty of economic recovery.

As an Australian company quoted only on the Australian Stock Exchange, Woodside reports under guidelines prepared by the Society of Petroleum Engineers and the World Petroleum Congress, both of which are accepted by the Australian Stock Exchange.

In assessing reserves, Woodside examines a wide range of possible reserves outcomes for each field – known as a "multiple-scenario approach" – and then probabilistically combines these to estimate "proved" reserves for which the company has at least a 90 per cent degree of certainty of economically recovering.

Both the US and the Australian guidelines incorporate technical assessments of volumes and production methods and rates, and a commercial assessment that includes economics, rates of return, oil price and political risk.

Under the US guidelines, only "proved" reserves are reported.

Woodside, however, reports "proved" reserves and "probable" reserves, the latter of which includes "proved" reserves. These are sometimes referred to as P90 and P50 reserves respectively, and the method of calculation is sometimes referred to as the "probabilistic" approach.

Proved reserves reported in the US and Australia are similar to the extent that both refer to volumes for which companies have a high degree of confidence that the volumes will be produced economically.

However, due to the differing guidelines and varying assumptions in both jurisdictions, these numbers are unlikely to be the same for any one field. Proved reserves reported under US guidelines can be greater or smaller than proved reserves reported under Australian guidelines, depending on technical and economic factors.

Indeed, it is possible under Australia's guidelines, that Proven reserves for some fields may not qualify as Proved reserves under the US guidelines. Importantly, both methods are acceptable, depending on the jurisdiction of the listed company.

As a minimum, Woodside aims to have reserves associated with key assets externally and independently reviewed at least once every five years. Gas reserves associated with the North West Shelf Venture, Woodside's largest single asset representing about 73 percent of our total proved reserves portfolio, have been audited and verified several times during the past 10 years by independent international reserves estimators Miller and Lents.

Currently, about 83 percent of Woodside's proved reserves have been externally verified and this is expected to rise to more than 90 percent by the end of 2006.

Joint venture partners involved in Woodside projects will normally also do their own independent assessment of reserves, thereby providing further external verification.

In summary, parallels should not be drawn between the reserves positions of Shell or Woodside. Further, Shell's disclosures on its reserves position will have no impact on Woodside's reserves position because the two are assessed to different standards.

Turning now to the **financial results** for the year.

As you will have read in this year's Annual Report, Woodside achieved a net profit after tax of 526.7 million dollars.

This was almost 20 percent lower than the comparable underlying profit in 2002 of 657.7 million dollars – largely due to a lower volume of oil sales, the negative effect of the stronger Australian dollar and increased exploration expense.

Total exploration expense for the period was 295.5 million dollars compared with 166.8 million dollars in 2002. The higher expense in 2003 arose from the higher overall spend, the requirement to amortise exploration permit acquisitions made during the year, the higher proportion of pre-drill expenditure and a lower drilling success rate.

The after tax result was achieved on sales revenues of 2,059.3 million dollars which was 8 percent below the previous year. Net operating cash flow of 1,202.9 million dollars was in line with the previous year.

The Company achieved earnings per share of 79 cents, a return on shareholders funds of 21.7 percent and a return on average capital employed of 14.9 percent.

Shareholders were paid dividends for the year totalling 46 cents per share, fully franked.

I would now like to introduce Keith Spence to address shareholders on Woodside's operational performance in 2003.

Keith was appointed Acting Chief Executive Officer in September following the departure of John Akehurst who played a key role in the early stages of many of our current expansion projects.

I welcome Keith to the lectern to address you.

>>>>>>>>>

Chief Operating Officers Address

>>>>>>>>>

Thank you Keith.

Ladies and Gentlemen.

As you have heard, 2003 was a year of considerable operational achievement and I wish to take this opportunity to pay tribute to the leadership provided to the Company by Keith Spence during this time.

Before introducing Woodside's Managing Director and Chief Executive Officer, Don Voelte, I would like to make a few brief comments on the Board's actions to engage a person of his experience and calibre.

In April last year, the Board announced its decision to begin a global search for a new Chief Executive Officer. It was expected the search and appointment process would be concluded by October. The search took longer than anticipated but the Board was determined not to rush the process if that compromised our selection of the best candidate to lead the Company.

The strength of Woodside's Leadership Team provided the Board with the confidence that it could take the necessary time to make this important appointment.

From our extensive global search, we identified 30 potential candidates. Ten candidates were interviewed, including three Australians.

In appointing Don to the position of Managing Director and Chief Executive Officer the Board is confident the investment in time and energy will deliver sound shareholder value.

Don brings to Woodside 28 years of extensive experience in the global oil and gas business, starting with Mobil Corporation in 1975. During his 22 years with Mobil, he held a variety of executive roles, including President, New Exploration and Producing Ventures, with responsibility for world-wide exploration and building and implementing Mobil's corporate upstream global growth strategy, reporting to the Chairman and Chief Executive Officer.

Don left Mobil in 1997 to join Atlantic Richfield Company, or ARCO as you may know it, as the head of Corporate Planning responsible for redeveloping global growth and risk management strategy. In 1998, as Executive Vice President, Exploration and Production, he

was responsible for a world-wide exploration and production portfolio, remaining in that position until BP's acquisition of ARCO in 2000.

With his wife, Nancy Keegan, Don has now made Perth his home and we welcome him to the company and to Australia.

It is now my pleasure to invite Don to address Woodside's shareholders.

>>>>>

Chief Executive Officer Address

>>>>>

Thank you Don.

I will now outline changes to the Woodside Board and discuss the important subject of corporate governance before making some brief concluding remarks and moving to the formal proceedings of the meeting.

Turning now to our **Board.**

Two of our existing Directors, Ken Dean and Richard Searby, will be retiring from the Board effective from the close of this meeting. Although eligible, they have elected not to seek re-election.

Ken Dean has been on our Board since 1998 and has been an excellent Board member and we are disappointed to lose him. Unfortunately, due to the demanding nature of his responsibilities as a senior Shell executive based in London, he has advised of his intention to retire from the Woodside Board at this AGM and has not sought re-election.

Richard Searby QC has also been a Woodside Director since 1998 and has given wise and valued counsel to the Board for which we thank him. Richard turned 72 this year and has advised of his intention to retire from the Board and not seek re-election. We wish Richard an enjoyable retirement.

Richard's departure does not create a vacancy on the Board, as the appointments of Erich Fraunschiel and Pierre Jungels in December 2002 were made with the approaching retirements of Roger Vines and Richard Searby in mind.

As you know Roger Vines retired from the Board in June last year having been a valued contributor to the Board since 1997. Roger is with us today in his capacity as a shareholder.

Ladies and gentlemen, I hope you will join me and the rest of the Board in thanking all three Directors – Ken Dean, Richard Searby and Roger Vines – for their dedicated and loyal service to Woodside and that you will also join us in wishing them the very best in their future endeavours.

In line with the Board's guidelines that the number of Shell-nominated Directors, as a proportion of the Board, should normally be in the proportion of Shell's holding in Woodside, Shell has nominated Mr Peter van Rossum to replace Mr Dean.

Peter is a chartered accountant with a Masters of Business Economics from the Free University of Amsterdam in the Netherlands. He is currently Regional Finance Director for Shell Exploration and Production in the Asia Pacific Region and has worked for Shell for 20 years. We welcome him today.

Governance

I would now like to comment on **corporate governance**.

As you may be aware, the Australian Stock Exchange released its "Principles of Good Corporate Governance and Best Practice Recommendations" in March last year. It contains 10 Principles and 28 recommendations.

All ASX listed companies are obliged to report on whether they follow these recommendations on an "if not, why not" basis in respect to financial years commencing after 1 January 2003. Under this timetable, Woodside will be formally required to report on its compliance in respect to Calendar year 2004 in its annual report for release in 2005.

However, you will have seen in your copy of the 2003 Annual Report that we have sought to comply with reporting in respect of these recommendations a year earlier. Our 2003 Corporate Governance Statement in the Annual Report is much more detailed than in previous years.

Further, on 1 April this year we launched a substantially expanded set of web pages on our governance practices on the Woodside Investor Relations website which I hope that you will have the opportunity to have a look at.

Corporate Governance is a subject that the Woodside Board takes very seriously and a considerable amount of Board and management energy goes into Governance reviews with a view to improving our existing policies and practices.

Work in this area has been done in recent years under the oversight of our Governance and Nominations Committee headed by Rory Argyle. It was partly attributable to this work that

Woodside was already substantially in compliance with the new ASX principles and recommendations at the time of their release.

In fact when we reviewed our existing governance practices against the ASX Principles in March last year, we found there were only two main areas that we felt needed immediate attention in 2003.

The first was recommendation 9.3 which states that the payment of retirement benefits to Directors is not in line with best practice corporate governance and that Directors remuneration should principally be in the form of annual fees and the associated compulsory superannuation payment.

At last year's AGM, I advised shareholders that no new Directors appointed after that time would be entitled to retirement benefits and that the Company would consider methods of restructuring non-executive Directors remuneration to achieve an outcome which was both equitable and in line with market expectations.

Our Compensation Committee sought advice from the Hay Remuneration Consultant group and also looked at what our peer companies were doing in this area for guidance. The result of this work is the Directors' Remuneration Restructure and you will be asked to vote on this later when we come to Resolution 3 in the formal proceedings.

The other governance area that we felt needed attention related to recommendation 9.4 in respect of executive remuneration.

A best practice approach emphasizes the importance of strengthening the links between individual rewards and Company performance. Woodside has a shareholder approved employee share plan which is applied for all employees including senior executives.

However, it is the Board's view and management agrees, that this Plan does not have a strong link between individual rewards and the performance of the individual and the Company.

In 2003 the Compensation Committee engaged external remuneration experts and worked closely with them throughout the year to design an executive incentive plan that would meet best practice standards. As the oil and gas projects that are developed by Woodside take many years to appraise and bring into production, the setting of appropriate performance hurdles for this Company is quite complex.

Consultants Stern Stewart are working with the Compensation Committee to determine the appropriate performance hurdles. The Compensation Committee had hoped to have completed this work in time to bring the new plan to shareholders for approval at this AGM.

While substantial progress has been made, the complexity of the task has meant that the work was not able to be completed to the level of detail we require before bringing it to shareholders. The Committee is now working towards finalisation of the work by July this year. The Board will then consider whether to bring the plan to shareholders for consideration at a specially convened meeting in the second half of this year, or to wait until the 2005 AGM.

We also took the opportunity during 2003 to undertake a thorough review of all of our existing policies, procedures and practices. As a result of this, we have improved many; we have documented some that were previously not well documented; and a number of other policies and procedures are in the process of being expanded and improved and will be placed on the website during 2004 as and when they have Board approval.

I can assure shareholders that the Woodside Board will continue to give corporate governance matters a high profile on the Board agenda and that we will continue to look for ways to build on and improve what we do and how we do it.

In **closing**, let me reiterate that in 2003 we made considerable progress in developing and shaping the Company to meet its growth aspirations.

As we look forward, we have a production aspiration for 2004 of 58 million barrels of oil equivalent, about the same as 2003. In reaching this goal, we intend to continue maximising production from our existing operating projects and will seek opportunities for infill drilling on our Australian oil fields.

LNG customers for the Company's various gas projects will be pursued in the Asian and North American markets.

In the United States, we will work closely with our joint venturers to establish the commerciality of the Neptune oil field and the Midway gas field.

Activity in the Africa Business Unit will increase with the expected construction of the Chinguetti project, appraisal drilling on the Tiof and Banda discoveries and further exploration drilling in Mauritania. Other activity planned for Africa during 2004 includes exploration drilling in Algeria and the Canary Islands and geophysical activities in Libya, Kenya and Sierra Leone.

The current year is particularly important and exciting with up to six more projects likely to be considered for approval during 2004. These projects are Thylacine-Geographe in Victoria, Chinguetti in Mauritania, Neptune and Midway in the Gulf of Mexico, Blacktip in the Northern Territory, and LNG Train 5 on the North West Shelf.

Should all remaining projects receive Board approval, Woodside expects to spend about four billion Australian dollars bringing them into production over the next three to five years.

On their successful completion, the Company's net production in 2007 is projected to be about 100 million barrels of oil equivalent – more than 70 percent higher than it is today.

Our exploration program for 2004 of 16 exploration wells in Australia, Africa and the Gulf of Mexico is expected to further increase our long-term growth portfolio.

The Company's Board and management are determined to demonstrate Woodside's value through continued success in optimizing our existing assets, bringing on new projects, and finding new resources for growth. We have a very exciting future ahead of us.

33rd Annual General Meeting
Woodside Petroleum Ltd.
Perth, 15 April 2004

CHIEF OPERATING OFFICER'S ADDRESS

Thank you Charles and good morning ladies and gentlemen.

It is my pleasure to present a report on the highlights of Woodside's performance for 2003. I will then briefly outline our business objectives for the year ahead.

But before I do, I will to take a moment to reiterate Woodside's strategic objectives.

Put simply, Woodside's strategy is to grow the company while delivering top quartile returns to our shareholders, benchmarked against our peers.

We intend to continue to pay dividends in line with our historical practice and to achieve growth as an exploration and production focused company. Our business is upstream and mid stream oil and gas.

The final element of our strategy is about geographic focus. We intend to continue to build our strong, well-established businesses in Australia - our heartland – and to create new international businesses.

Today, our businesses are managed in three discrete regions of focus – Australia and Asia, the US and Africa.

We also characterize our business as having three horizons.

In Horizon 1, we focus on building our existing business, making the most of what we've got.

In Horizon 2, we drive our discoveries to value, creating new production by the efficient development of our discoveries.

In Horizon 3, the longest horizon, we create new business through exploration and business development.

To achieve sustained growth, we aim to have a healthy balance of opportunities across these three horizons and we apply this approach to each of our three regions of focus.

Turning now to our performance in 2003.

The past year has been successful for Woodside, characterised by strong performance of our existing assets and the progression of a significant number of key projects towards the point of investment decision.

Against this, while it is pleasing to report that our health performance improved by 73 percent for the year, there was no significant improvement in our safety performance, despite our winning the APPEA Safety Award. Achieving excellence in safety remains a critical objective for Woodside. Efforts in 2004 are focussed on reducing the number of injuries with greater emphasis on accountability and safety leadership.

As Charles mentioned, we implemented a Profitability Enhancement Program during the year. This was a challenging period for all involved but a necessary step for us to build a more certain future.

Turning now to our operations.

In our heartland, **Australia and Asia,** a key highlight in 2003 was the North West Shelf Venture's outstanding operational performance which delivered a record total annual production. The main factors underpinning this achievement were the unprecedented high demand for LNG and domestic gas and the high reliability of offshore and onshore facilities.

The performance is even more significant because it was achieved while there was major project activity involving the construction of LNG train 4 and the successful completion of the biggest shutdown in North West Shelf history. A 39-day planned shut down occurred to allow the tie-in of the second gas trunkline.

Simultaneous shutdowns also occurred on Goodwyn, North Rankin, Cossack Pioneer and the onshore gas plant at Karratha to enable gas to flow through the second trunkline to the plant in the first half of 2004. The interfield shutdown was completed ahead of schedule which was an outstanding performance and I take this opportunity to thank all those involved.

Construction of the fourth LNG processing train project progressed to being 87 percent completed by the end of the year and remains on target for a mid-2004 start up. This project reached a milestone during the year of 8 million hours worked without a lost time injury.

As well as achieving record production, the North West Shelf Venture shipped a record 139 cargoes in the year. This included the venture's 1500th LNG cargo to Japan and its first LNG cargo to Korea under a new seven-year term contract.

During the year, new LNG sales contracts and sales and purchase agreements were signed with Japanese, Korean and Chinese customers along with Shell Eastern LNG. The additional sales are for approximately 180 million tonnes of LNG over the duration of the various contracts with first LNG under these contracts being delivered in 2003.

As part of China's Guangdong LNG Project, the North West Shelf Venture formalised conditional agreements to provide CNOOC Limited with 5.3 percent equity in reserves that support LNG supply to China for 25 years. These agreements also allow CNOOC to access LNG processing infrastructure on the North West Shelf.

Ongoing infrastructure studies, including a fifth LNG train, continued in 2003. Studies were also pursued on the expansion of the domestic gas plant facilities to meet future demand growth from new and existing customers.

The Ocean Legend facility in offshore Western Australia delivered improved operational performance during the year following the successful drilling and completion of an infill well on the Legendre north field and improved compressor capability.

The Northern Endeavour FPSO on the Laminaria and Corallina fields in the Timor Sea recorded an outstanding performance of 99 percent facility uptime and, in November, it produced its 150 millionth barrel of oil.

Operating costs on the facility were 36 million dollars, down more than 14 percent on the previous year. Further savings are expected to drive the annual operating cost to 30 million dollars by the end of 2005.

As well as our focus on maximising production from its existing assets, throughout 2003 Woodside continued to invest in development and exploration opportunities in **Australia and Asia** to develop strong growth and future wealth.

Good progress was made with planning new oil developments. As Charles has stated, Woodside has approved the Enfield oil development off the coast of Western Australia. Production from this field is expected to start in the fourth quarter of 2006.

This will be our first production in the Exmouth region and initial output is planned at 100,000 barrels a day. Further growth potential is provided through the prospect of the tie-back of nearby discoveries such as the Laverda field and future regional discoveries.

The sale of 40 percent of WA-271-P exploration permit and associated Enfield production licence to Mitsui enabled Woodside to capture immediate value from the area while retaining significant exposure to the long-term growth potential of the Greater Enfield area.

Woodside has a long-established relationship with Mitsui through its involvement in the North West Shelf Venture and we are pleased that this transaction allows us to extend that relationship.

In early 2003, Woodside acquired a 50 percent equity in the BHP Billiton-operated exploration permit next to the Enfield area. Two exploration discoveries were subsequently made at Stybarrow-1 and Skiddaw-1.

Also in offshore Western Australia, the Mutineer-Exeter oil project was approved in October with planned start-up scheduled for mid-2005.

In south east Australia, the development concept was selected for the Thylacine and Geographe gas fields in the Otway Basin, offshore Victoria, and the onshore development site was secured. Final approval for this project is planned for this quarter and first gas is expected in mid-2006.

During the year, Woodside increased its equity in the Blacktip gas discovery in offshore Northern Territory and signed a conditional Heads of Agreement to supply gas from Blacktip to Alcan's Gove mine and alumina refinery over 20 years beginning in 2007. Approval for this project is scheduled in the fourth quarter of this year.

We continue to pursue markets and development options for Greater Sunrise in the Timor Sea and expect this year to decide on a preferred concept. Several key milestones have been passed on the long and arduous path to developing this project. As well as Australian legislation covering the International Unitisation Agreement, we also have environmental approval for the upstream development.

Our understanding of the Greater Sunrise fields, reserves and development options are mature and we foresee no technical impediments to a development.

Turning now to our activities in the **United States**.

Woodside is pursuing a balanced portfolio of deepwater and shelf opportunities in a stable, high-margin area.

In 2003, we successfully appraised the Neptune oil field in the Gulf of Mexico with the Neptune-5 well. Subject to further assessment and a declaration of commerciality, first production from the Neptune field could occur in late 2006 or early 2007.

During 2003, emphasis was placed on building a more balanced Gulf of Mexico business in the context of commodity type, time to production and potential for growth.

Woodside has expanded its area of interest to include the Texas Shelf where discovery-to-production timeframes are typically measured in months compared to years in the deepwater.

In January 2004, Woodside and Pioneer Natural Resources encountered gas and gas-bearing sands when we drilled a well targeting deep gas on the Texas Shelf. This discovery, known as Midway, is being assessed with a view to bringing it into production this year.

Woodside also successfully bid on 21 blocks in the Gulf of Mexico in March of this year, and once approved, will take to 150 the number of blocks in which the Company now has interests in the Gulf.

Finally, in our third region of focus, **Africa,** Woodside has made a major effort to establish the Company's interests in recent years.

Woodside has selected Africa as an international focus region based on its prospectivity, accessibility and its fit with the Company's skills and experience.

In Algeria, Ohanet is operating well after coming on stream within budget and schedule. As well as having this revenue stream, we are pursuing exploration opportunities in acreage we have near the Ohanet region.

In offshore Mauritania on the African west coast, development work on the Chinguetti field continued.

In October, Woodside successfully drilled an appraisal well which flowed at a maximum rate of 15,680 barrels per day with an average rate of 11,500 barrels per day during the main flow period.

Over the next few months, our Mauritanian joint ventures will determine an aggressive drilling campaign for 2004 that will involve two deepwater rigs.

This campaign could involve up to 20 wells, including six production wells, four water injection wells and one gas reinjection well for the Chinguetti development – subject to final investment approval for the project this quarter; up to four appraisal wells on the Tiof oil discovery; appraisal of the Banda gas discovery; and in the order of six exploration wells or more across the Mauritanian acreage.

Our planning will be flexible so we can quickly appraise any new discovery, just as we did with Tiof last year. In addition we expect to have a similarly intensive campaign in the first half of 2005.

It will be one of the busiest drilling campaigns in any one region in the company's history.

In late 2003, Woodside signed a 30-year Exploration and Production Sharing Agreement covering six exploration blocks plus a development feasibility study area, with the Libyan National Oil Corporation.

This was a significant transaction and the result of several years of study by Woodside and diplomatic engagement. Woodside's entry to Libya was the first by an Australian company since diplomatic relations were restored between the two countries in 2002.

Over the next six years, Woodside will be involved in geological studies, seismic acquisition and the drilling of 13 exploration wells.

To oversee the program, we have established an office in Tripoli.

Elsewhere in Africa, Woodside secured prospective deepwater exploration acreage in Kenya and Sierra Leone, and continues to assess acreage off the Canary Islands.

Reflecting on Woodside's achievements in 2003 I feel proud of our accomplishments and excited about the strong foundation we have laid to achieve growth across our three regions of focus.

Let me now share how some others at Woodside feel about the Company's performance.

Vignettes of employee interviews ...

Operating Objectives

I trust these interviews provided some insight of the passion Woodside staff have to deliver on the Company's commitment to growth.

Turning now to the year ahead, we will continue to focus efforts on maximising production and further reduce operating costs.

Woodside has a proven track record that demonstrates the Company has the capacity to deliver on its commitment to growth with its capable people and competitive and financial strengths.

In closing, I would like to acknowledge the commitment and support during the year given to me by the Board, the Woodside leadership team and the Company's dedicated employees.

It has been an honour and privilege to serve as the Acting Chief Executive Officer over the past six months and I look forward to working with Don as he leads the Company into such an exciting period of growth.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 15 APRIL 2004
1.00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ANNUAL GENERAL MEETING
DISCLOSURE OF PROXY VOTES AND POLL RESULTS

In accordance with Section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange in relation to resolutions passed by members of Woodside Petroleum Ltd. at its Annual General Meeting held in Perth on 15 April 2004:

Resolution Number	2A	2B	2C	3	4	5
Decided by show of hands (S) or poll (P)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)	S (Passed)
Total number of proxy votes exercisable by proxies validly appointed	369,490,142	369,684,518	369,684,518	133,678,830	131,991,698	369,527,425
Total number of proxy votes in respect of which the appointments specified that:						
- the proxy is to vote for the resolution	351,650,569	349,159,723	350,229,967	118,822,451	122,480,023	351,458,050
- the proxy is to vote against the resolution	252,905	2,958,177	1,798,826	5,972,413	665,115	241,074
- the proxy is to abstain on the resolution	121,895	125,918	151,431	390,431	348,495	225,456
- the proxy may vote at the proxy's discretion	17,464,773	17,440,700	17,504,294	8,493,535	8,498,065	17,602,845

KAREN LANGE
Company Secretary

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 15 APRIL 2004
4:00PM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

RESIGNATION AND APPOINTMENT OF DIRECTORS

The Board of Woodside Petroleum Ltd. announced the appointment of Mr Peter van Rossum to the Board, effective 15 April 2004. Mr van Rossum stood for election at Woodside's 2004 Annual General Meeting held earlier today. Mr van Rossum, who is the Finance Director for Shell Eastern Petroleum Pte Ltd, fills the position of a Shell-nominated director previously held by Mr Ken Dean.

The Board also announced the retirement of Messrs Dean and Richard Searby QC, effective 15 April 2004. Messrs Dean and Searby retired by rotation at Woodside's 2004 Annual General Meeting held earlier today and did not seek re-election.

KAREN LANGE
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Ltd.**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Maas van Rossum
Date of appointment	15 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Ltd.**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Kenneth Alfred Dean
Date of last notice	3 January 2002
Date that director ceased to be director	15 April 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,000 Ordinary fully paid shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Ltd.**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Henry Searby QC
Date of last notice	3 January 2002
Date that director ceased to be director	15 April 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**GEODYNAMICS LIMITED**
ACN	**095 006 090**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD. and each of its associates as set out in the Schedule to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 962**

There was a change in the interests of the substantial holder on	8 / 04 / 04
The previous notice was given to the company on	31 / 03 / 04
The previous notice was dated	31 / 03 / 04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	10,443,392	15.38%	11,554,503	16.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/04/04	Woodside Petroleum Ltd. and Group Companies	Increase in relevant interest under s608 (Woodside) and section 9 and 50 (Group Companies)	$1,000,000	1,111,111 fully paid ordinary shares	1,111,111

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd. and Group Companies	Metasource Pty. Ltd.	Metasource Pty. Ltd.	Metasource Pty. Ltd. by reason of s.608(1) of the Corporations Act as holder of the securities. Woodside Petroleum Ltd. and Group Companies by reason of either s.608(3)(a) and s.610(1) or s.608(3)(b) and s.608(4) of the Corporations Act.	11,554,503 fully paid ordinary shares	11,554,503

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd.	240 St. Georges Terrace, Perth, Western Australia, 6000
Metasource Pty. Ltd.	240 St. Georges Terrace, Perth, Western Australia, 6000
Other Woodside Group Companies	240 St. Georges Terrace, Perth, Western Australia, 6000

Signature

print name KAREN LANGE capacity Secretary

sign here date 14 April 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE TO NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER
WOODSIDE GROUP COMPANIES

Company Name	ACN
Woodside Petroleum Ltd.	004 898 962
100% OWNED SUBSIDIARIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Executive Superannuation Fund Pty. Ltd.	006 895 325
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Glyde Point Pty. Ltd.	077 838 101
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 15 APRIL 2004
4:30PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WPL CONSTITUTION

Woodside Petroleum Ltd. adopted the attached Constitution at its 2004 Annual General Meeting held today.

KAREN LANGE
Company Secretary

WOODSIDE PETROLEUM LTD.

CONSTITUTION

April 2004

This is the form of Constitution tabled at the Annual General Meeting at Woodside Petroleum Ltd on 15 April 2004, and signed for identification by the Chairman.

Chairman

12607195

CONSTITUTION OF WOODSIDE PETROLEUM LTD

INDEX

CONSTITUTION

OF

WOODSIDE PETROLEUM LTD.

ABN 55 004 898 962

Preliminary

1. (1) The name of the Company is Woodside Petroleum Ltd.

(2) The Company is a public company limited by shares.

(3) The replaceable rules in the Act do not apply to the Company. They are replaced by the rules in this Constitution.

Interpretation

2. (1) Definitions and principles of interpretation used in this Constitution are set out in rule 120.

(2) In interpreting this Constitution, the Listing Rules are paramount. Rule 119 sets out how the provisions of this Constitution are to be interpreted so that they are subject to the Listing Rules.

SHARES

Issue of shares with special rights

3. Without prejudice to any special rights conferred on the holders of any shares, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may determine.

Preference shares

4. The Company may issue preference shares including preference shares that are liable to be redeemed. The rights attached to preference shares are, unless other rights have been approved by special resolution of the Company, the rights set out in or determined in accordance with the Schedule.

Power to pay commission and brokerage

5. The Company may pay a commission to any person for:

   (a) subscribing or agreeing to subscribe; or

   (b) procuring or agreeing to procure subscriptions,

   whether absolutely or conditionally, for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company or otherwise. The Company may in addition to or instead of commission pay any brokerage permitted by law.

Shares at the disposal of the Board

6. Subject to section 259C and to the Listing Rules the Board may, on behalf of the Company, issue or grant options over unissued shares to any person on the terms, with the rights, and at the times determined by the Board.

Directors may participate

7. Subject to the Listing Rules, any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue of securities by the Company.

Surrender of shares

8. In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

Buy-backs

9. Subject to the Act and the Listing Rules, the Company may buy ordinary shares in itself on the terms and at the times determined by the Board.

Joint holders

10. Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

   Number of holders

   (a) The Company is not bound to register more than three persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder).

Liability for payments

(b) The joint holders of the shares are liable severally as well as jointly for all payments which ought to be made in respect of the shares.

Death of joint holder

(c) On the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares.

Power to give receipt

(d) Any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders.

Notices and certificates

(e) Only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders.

Votes of joint holders

(f) Any one of the joint holders may vote at any meeting of the Company either personally or by representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by representative, proxy or attorney, only the joint holder present whose name stands first in the Register in respect of the shares is entitled to vote in respect of the shares and the vote of only that joint holder counts.

Non-recognition of equitable or other interests

11. Except as otherwise provided in this Constitution, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise, (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

FORM OF HOLDING OF SHARES

Certificates

12. Subject to the Act and the Listing Rules, the Board may determine to issue certificates for shares or other securities of the Company, to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form which it thinks fit, from time to time.

Computerised share transfer system

13. Without limiting rule 12, if the Company participates, or to enable the Company to participate, in any computerised or electronic share transfer system introduced by or acceptable to ASX, the Board may:

(a) subject to the Act, the Listing Rules and the SCH business rules:

(i) provide that shares may be held in certificated or uncertificated form and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(ii) provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company; and

(iii) accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(b) notwithstanding any other provision in this Constitution, do all things it considers necessary, required or authorised by the Act, the Listing Rules or the SCH business rules in connection with the share transfer system.

CALLS

Power to make calls

14. (1) Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all money unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

(2) The Company must give a shareholder on whom a call has been made or from whom an instalment is due, written notice of the call or instalment:

(a) within the time limits; and

(b) in the form,

required by the Listing Rules.

Obligation for calls

15. The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

When a call is made

16. A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due.

Interest on the late payment of calls

17. If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board determines. The Board may waive the whole or part of any interest paid or payable under this rule.

Instalments

18. If by the terms of an issue of shares any amount is payable in respect of any shares by instalments, then:

(a) every instalment is payable as if it was a call duly made by the Board of which due notice had been given; and

(b) all rules in this Constitution with respect to:

(i) payment of calls and interest;

(ii) forfeiture of shares for non-payment of calls; and

(iii) liens or charges;

apply to the instalment and to the shares on which it is payable.

Payment in advance of calls

19. If the Board thinks fit, it may receive from any shareholder all or any part of the money unpaid on all or any of the shares held by that shareholder, beyond the sums actually called up and then due and payable, either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the money advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

Non-receipt of notice of call

20. The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

FORFEITURE AND LIEN

Notice requiring payment of sums payable

21. If any shareholder fails to pay any sum payable in respect of any shares, either for issue money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment, while any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay:

(a) all issue money, calls or instalments payable on the shares but unpaid; and

(b) interest accrued and all expenses incurred by the Company because of the non-payment.

Time and place for payment

22. The notice referred to in rule 21 must specify:

(a) a day, at least 14 days after the date of the notice, on or before which the sum, interest and expenses (if any) are to be paid; and

(b) the place where payment is to be made,

and state that in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

Forfeiture on non-compliance with notice

23. If there is non-compliance with the requirements of any notice given under rule 21, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of issue money, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is to include all dividends, interest and other money

payable by the Company in respect of the relevant shares and not actually paid before the forfeiture.

Notice of forfeiture

24. When any share is forfeited, notice of the resolution of the Board must be given to the shareholder in whose name the share stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture must be made in the Register. Failure to give notice or make the entry as required by this rule does not invalidate the forfeiture.

Disposal of forfeited shares

25. Any forfeited share is deemed to be the property of the Company. The Board may sell or otherwise dispose of or deal with any forfeited share in any manner it thinks fit, with or without any money paid on the share by any former holder being credited as paid up.

Annulment of forfeiture

26. The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share on any condition it thinks fit.

Liability despite forfeiture

27. Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and is obliged to pay to the Company immediately all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this rule as it thinks fit.

Company's lien or charge

28. (1) Unless the terms of issue provide otherwise, the Company has a first and paramount lien on each share for:

    (a) all money called or payable at a fixed time in respect of that share (including interest due in relation to the calls, and all costs and expenses incurred by the Company because payment was not made) that is due but unpaid; and

    (b) amounts paid by the Company for which the Company is indemnified under rule 31.

  (2) The lien extends to all dividends payable in respect of the share and to proceeds of sale of the share.

(3) If the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim.

(4) The Company may do all things necessary or appropriate under the SCH business rules and the Listing Rules in order to protect or enforce any lien or charge.

Sale of shares to enforce lien

29. For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit but the Company must give notice of such sale to the shareholder in whose name the shares are registered if required to do so by the SCH business rules.

Title to shares forfeited or sold to enforce lien

30. (1) In a sale or a re-issue of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-issued in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue. The only remedy available to anyone claiming to have been adversely affected by the forfeiture, sale or re-issue will be damages against the Company.

(2) In a re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3) In a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

(4) On the issue of the receipt or the transfer being executed or otherwise effected, the person to whom the shares have been re-issued or sold:

(a) is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase;

(b) is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; and

(c) will take title to the shares without being affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-issue.

(5) The net proceeds of any sale or re-issue are to be applied:

(a) first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-issue;

(b) next in satisfaction of the amount in respect of which the lien or charge exists that is then payable to the Company (including interest) or the amount in respect of the forfeited shares then payable to the Company (including interest) (as the case may be); and

(c) as to the residue (if any), in payment to or at the direction of the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person's personal representative or assigns on the production of any evidence as to title required by the Board.

PAYMENTS BY THE COMPANY

Payments by the Company

31. If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other money due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or a personal representative of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder;. or

(e) any other act or thing,

the Company in each case:

(f) is to be fully indemnified from all liability by the holder or the holder's personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(g) has a lien or charge on the securities for all money paid by the Company in respect of the securities under or because of any law;

(h) has a lien on all dividends, bonuses and other money payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all money paid or payable by the Company in respect of the securities because of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other money payable any money paid or payable by the Company together with interest;

(i) may recover as a debt due from the holder or the holder's personal representative, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any money paid by the Company because of any law which exceeds any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(j) except in the case of a transfer under the SCH business rules, may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's personal representative:

    (i) until the money and interest is set off or deducted; or

    (ii) if the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company

but the Company may not refuse to register any transfer under the SCH business rules except as permitted by the Act, the Listing Rules or the SCH business rules.

Nothing in this rule prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder's personal representative and estate, any right or remedy which the law confers on the Company is enforceable by the Company.

TRANSFER AND TRANSMISSION OF SECURITIES

Transfers

32. (1) Subject to this Constitution, a shareholder may transfer a share by any means permitted by the Act or by law. The Company must not charge any fee on transfer of a share.

(2) The Company:

(a) may do anything permitted by the Act, the Listing Rules or the SCH business rules that the Board thinks necessary or desirable in connection with the Company taking part in a computerised or electronic system established or recognised by the Act, the Listing Rules or the SCH business rules for the purpose of facilitating dealings in shares; and

(b) must comply with obligations imposed on it by the Listing Rules or the SCH business rules in relation to transfers of shares.

(3) The transferor of a share remains the holder of it:

(a) if the transfer is under the SCH business rules, until the time those rules specify as the time that the transfer takes effect; and

(b) otherwise, until the transfer is registered and the name of the transferee is entered in the Register as the holder of the share.

Board may refuse to register

33. Subject to the Act, the Listing Rules and the SCH business rules, the Board may refuse to register any transfer of securities:

(a) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law, the Listing Rules or the SCH business rules;

(b) on which the Company has a lien;

(c) where it is permitted to do so by the Act, the Listing Rules or the SCH business rules;

(d) where it is required to do so in accordance with a law related to stamp duty;

(e) where it is required to do so pursuant to a court order; or

(f) if permitted to do so under this Constitution.

Notice of refusal of transfer

34. Subject to the Act and the Listing Rules, the decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer, the Board must give the lodging party written notice of the refusal and the precise reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to register any transfer as may be required under the Act or the Listing Rules does not invalidate the decision of the Board.

Closing Register, entitlement to vote

35. Subject to the Act, the Listing Rules and the SCH business rules, the Register may be closed at any time the Board thinks fit and the Board may specify a time by reference to which the entitlement of persons to vote at any general meeting of the Company is to be determined.

Instrument of transfer and certificate (if any)

36. (1) Every instrument of transfer must be left for registration at the Office or any other place the Board determines. Unless the Board otherwise determines either generally or in a particular case, the instrument of transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the instrument of transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. The preceding requirements of this rule do not apply in respect of a transfer under the SCH business rules.

(2) Each instrument of transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it. The preceding requirements of this rule do not apply in respect of a transfer under the SCH business rules.

(3) Subject to rule 36(1), on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered up to the Company for cancellation and on registration the certificate is deemed to have been cancelled.

Transmission on death

37. Subject to the Act, the Listing Rules and the SCH business rules, the personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder but the Board may, subject to compliance by the transferee with this Constitution, register any transfer signed by a shareholder prior to the shareholder's death, despite the Company having notice of the shareholder's death.

Transmission by operation of law

38. A person (a ***transmittee***) who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. However, the Board has the same right to refuse to register the transmittee (except for the right conferred by rule 33(f)) as if the transmittee was the transferee named in an ordinary transfer presented for registration.

ALTERATION OF CAPITAL

Power to alter share capital

39. (1) The Company in general meeting may reduce or alter its share capital in any manner allowed or provided for by the Act and the Listing Rules.

(2) Where the Company reduces its share capital in accordance with Division 1 of Part 2J.1, it may do so by way of payment of cash, distribution of specific assets (including shares or other securities of another corporation), or in any other manner permitted by law.

(3) Where the Company reduces its share capital by way of distribution of specific assets, being shares or other securities in another corporation, the shareholders are deemed to have agreed to become shareholders of that corporation and to have agreed to be bound by the constitution of that corporation. Each shareholder also appoints the Company their attorney to:

(a) agree to the shareholder becoming a shareholder of that corporation; and

(b) agree to the shareholder being bound by the constitution of that corporation; and

(c) execute any transfer of shares or securities, or other document required to give effect to the distribution of shares or other securities to that shareholder.

Board may give effect to alteration of share capital

40. The Board may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company. Without limitation the Board may:

(a) make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit; and

(b) if the reduction is by distribution of specific assets:

(i) fix the value of any asset distributed;

(ii) make cash payments to shareholders on the basis of the value fixed so as to adjust the rights of shareholders between themselves; and

(iii) vest an asset in trustees.

GENERAL MEETINGS

Calling of general meetings

41. A meeting of shareholders:

(a) may be convened at any time by the Board or a Director; and

(b) must be convened by the Board when required by section 249D or 250N or by order made under section 249G.

Notice of general meeting

42. (1) Subject to rule 42(3), at least 28 days' written notice of a meeting of shareholders must be given individually to:

(a) each shareholder (whether or not the shareholder is entitled to vote at the meeting);

(b) each Director (other than an alternate Director); and

(c) the Company's auditor.

The notice of meeting must comply with sections 249L and 250BA, the regulations made under section 1074E and the Listing Rules and may be given in any manner permitted by section 249J, including by sending the notice to an electronic address nominated by the shareholder or making the notice available to shareholders by other electronic means established by the Company and nominated by the shareholder as a means of receiving notices from the Company.

(2) If a meeting of shareholders is postponed or adjourned for 1 month or more, the Company must give new notice of the resumed meeting.

(3) If a share is held jointly, the Company need only give notice of a meeting of shareholders (or of its cancellation or postponement) to the joint holder who is named first in the Register.

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Business of general meetings

43. The business of any annual general meeting is:

(a) to receive and consider the accounts and reports required by the Act to be laid before each annual general meeting;

(b) to elect Directors;

(c) when relevant, to appoint an auditor and to fix the auditor's remuneration; and

(d) to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting.

All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board or with the permission of the Chairman or as permitted by the Act, no person may move at any meeting either:

(e) in regard to any special business of which notice has been given under rule 42, any resolution or any amendment of a resolution; or

(f) any other resolution which does not constitute part of special business of which notice has been given under rule 42.

The auditor, or a person authorised by the auditor for the purpose of attending and speaking at any general meeting, is entitled to attend and be heard on any part of the business of a meeting which concerns the auditor in its capacity as auditor.

Quorum

44. Unless the Company in general meeting decides otherwise, three shareholders present constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting, unless a quorum is present at the commencement of the business.

Adjournment in absence of quorum

45. If within thirty minutes after the time specified for a general meeting a quorum is not present, the meeting:

    (a) if convened by or on a requisition by shareholders, is to be dissolved; and

    (b) in any other case, is to be adjourned to the same day in the next week (or, where that day is not a business day, the business day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within thirty minutes after the time specified for holding the meeting, the meeting is to be dissolved.

Chairman

46. (1) The Chairman of the Board is entitled to take the chair at every general meeting.

    (2) If at any general meeting:

        (a) the Chairman of the Board is not present at the specified time for holding the meeting; or

        (b) the Chairman of the Board is present but is unwilling to act as chairman of the meeting,

    the Deputy Chairman of the Board is entitled to take the chair at the meeting.

    (3) If at any general meeting:

        (a) there is no Chairman of the Board or Deputy Chairman of the Board;

        (b) the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

        (c) the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to act as chairman of the meeting,

    the Directors present may choose another Director as chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to act as chairman of the meeting, a shareholder chosen by the shareholders present may take the chair at the meeting.

Acting Chairman

47. If during any general meeting the Chairman acting under rule 46 is unwilling to act as chairman for any part of the proceedings, the Chairman may withdraw as chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume acting as chairman of the meeting.

General conduct of meeting

48. The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the Chairman. The Chairman may at any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present. The Chairman may require the adoption of any procedures which are in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

Adjournment

49. The Chairman may during the course of a meeting:

(a) adjourn the meeting; or

(b) adjourn any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting.

If the Chairman exercises a right of adjournment under this rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. A resolution passed at any adjourned meeting shall be regarded as having been passed on the day on which it was in fact passed.

Voting on a show of hands

50. (1) Each question submitted to a general meeting is to be decided by a show of hands of the shareholders present and entitled to vote, unless a poll is demanded. In the case of an equality of votes, the Chairman has, both on a show of hands and a poll, a casting vote in addition to the vote or votes to which the Chairman may be entitled as a shareholder or as a proxy, attorney or representative of a shareholder.

(2) At any meeting, unless a poll is demanded, a declaration by the Chairman that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the minutes of the meeting, signed by the Chairman of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

When poll may be demanded

51. A poll may be demanded either immediately before or immediately after any question is put to a show of hands either by a shareholder in accordance with the Act (and not otherwise) or by the Chairman. No poll may be demanded on the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting.

Taking a poll

52. If a poll is demanded in accordance with rule 51 it is to be taken in the manner and at the time and place as the Chairman directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the Chairman's determination in respect of the dispute made in good faith is final.

Continuation of business

53. A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

Special meetings

54. All the provisions of this Constitution as to general meetings apply to any special meeting of any class or shareholders which may be held under this Constitution or the Act.

Voting rights

55. Subject to restrictions on voting affecting any class of shares and subject to rules 10(f), 56, 58 and 61:

(a) on a show of hands:

(i) subject to rules 55(a)(ii) and (iii), each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii) where a person would otherwise be entitled to vote because of rule 55(a)(i) in more than one capacity, that person is entitled only to one vote; and

(b) on a poll, each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each share held, has a vote which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share.

Voting rights of personal representatives, etc

56. Where a person satisfies the Board, at least 48 hours before the scheduled commencement of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote), that the person is:

(a) a personal representative, as referred to in rule 37; or

(b) a transmittee as referred to in rule 38,

the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in rule 37 or 38, as the case requires.

Appointment of proxies

57. (1) A shareholder who is entitled to attend and cast a vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Act but not otherwise. A proxy appointed to attend and vote in accordance with the Act may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Act but not otherwise.

(2) A form of appointment of a proxy is valid if it is in accordance with the Act or in any form which the Board may prescribe or accept.

(3) Any appointment of proxy under rule 57(2) which is incomplete may be completed by the Secretary on the authority of the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(4) Voting instructions given by a shareholder to a Director or employee of the Company who is appointed as proxy are valid only if contained in the form of appointment of the proxy or, in the case of new instructions or variations to earlier instructions, if received at the Office before the meeting or adjourned meeting by a notice in writing signed by the shareholder.

Validity of vote

58. (1) The validity of any resolution is not affected by the failure of any proxy or attorney to vote in accordance with instructions (if any) of the appointing shareholder.

(2) A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid despite the previous death or unsoundness of mind of the appointing shareholder or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting.

(3) A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder actually votes at the meeting on the resolution for which the proxy is proposed to be used.

Board to issue proxy forms

59. The Board must issue a proxy form with any notice of general meeting of shareholders or any class of shareholders. Each proxy form must

provide for the shareholders to appoint proxies of their choice, but may include the names of any of the Directors or of any other persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies, or where a person whose name is so specified is not present at the meeting. The forms must provide for the proxy to vote either for or against each or any of the resolutions to be proposed, but may also provide for the shareholder to abstain from voting on each resolution.

Attorneys of shareholders

60. (1) Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company.

(2) An appointment of an attorney is not effective for a particular meeting of shareholders unless the instrument effecting the appointment is received by the Company at the Office or is sent to and received at a fax number at the Office (or another address including an electronic address specified for the purpose in the relevant notice of meeting):

(a) at least 48 hours before the time for which the meeting was called; or

(b) if the meeting has been adjourned, at least 48 hours before the resumption of the meeting.

(3) The Board may require evidence of:

(a) in the case of a proxy form executed by an attorney, the power of attorney or a certified copy of it; or

(b) in the case of a power of attorney, the power of attorney or a certified copy of it.

Rights of shareholder indebted to Company in respect of other shares

61. Subject to any restrictions affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no money is due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum even if money is then due and payable to the Company by the shareholder in respect of any other share held by the shareholder. However, on a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder on which, at the time when the poll is taken, no money is due and payable to the Company.

DIRECTORS

Number of Directors

62. Unless otherwise determined by the Company in general meeting, the number of Directors (not including alternate Directors) must be the number, not being less than three nor more than fifteen, which the Board may determine but the Board may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

Power to appoint Directors

63. The Board has the power, at any time, to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under rule 62. Any Director appointed under this rule may hold office only until the next annual general meeting of the Company and is then, subject to rule 75(c), eligible for election at that meeting.

Remuneration of Directors

64. As remuneration for services, each Non-Executive Director is to be paid or provided with the amount determined by the Board, which will be payable or provided at the time and in the manner determined by the Board, but the aggregate remuneration paid or provided to all the Non-Executive Directors in any financial year of the Company may not exceed an amount fixed by the Company in general meeting. The expression 'remuneration' in this rule:

    (a) does not include any amount which may be paid by the Company under rules 66, 67 or 118; but

    (b) does include amounts paid under rule 65 and superannuation contributions made by the Company in respect of Non-Executive Directors (or cash payments made to Non-Executive Directors in lieu of those contributions).

Remuneration of Directors for extra services

65. Any Director who serves on any committee, or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, or who at the request of the Board engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

Travelling and other expenses

66. Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

Retirement benefits

67. The Company must not pay any retirement benefits to or in respect of any Non-Executive Director upon the death of the Director or other cessation of the Director's appointment, except as determined by the Company in general meeting. Nothing in this rule prevents the Company from making superannuation contributions in respect of Non-Executive Directors or making payments in lieu of these contributions, to the extent permitted by law.

Directors' interests and duties

68. (1) Each Director must comply with sections 180 to 183 in relation to directors' duties.

(2) Each Director must comply with section 191 in relation to disclosure of matters involving material personal interests and voting on matters involving material personal interests.

(3) Each Director must comply with section 195 in relation to being present, and voting, at a Board meeting that considers a matter in which the Director has a material personal interest. Subject to section 195:

(a) a Director may be counted in a quorum at a Board meeting that considers, and may vote on, any matter in which that Director has an interest;

(b) the Company may proceed with any transaction that relates to the interest and the Director may participate in the execution of any relevant document by or on behalf of the Company;

(c) the Director may retain benefits under the transaction even though the Director has the interest; and

(d) the Company cannot avoid the transaction merely because of the existence of the interest.

If the interest is required to be disclosed under section 191, rule 68(3)(c) applies only if it is disclosed before the transaction is entered into.

(4) The Company cannot avoid an agreement with a third party merely because a Director:

(a) fails to make a disclosure of an interest; or

(b) is present at, or counted in the quorum for, a Board meeting that considers or votes on that agreement.

Director may hold other office in the Company

69. A Director may hold any other office or position in the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration (in addition to or instead of remuneration as a Director), as the Board approves not being a commission on or percentage of turnover.

Director may hold any other office

70. A Director may be or become a director of or hold any other office or position in:

(a) any corporation promoted by the Company, or in which the Company may be interested, whether as a vendor or shareholder or otherwise; or

(b) any other corporation or organisation.

The Director is not accountable for any benefits received as a shareholder, director or holder of any other office or position in any other corporation or organisation.

Exercise of voting power in other corporations

71. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company, as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

ALTERNATE DIRECTORS

Director may appoint alternate Director

72. Subject to this Constitution, each Director may appoint any person approved by a majority of the other Directors (other than an auditor or a partner or employer or employee of an auditor) to act as an alternate

Director in the Director's place, whether for a stated period or periods or until the happening of a specified event, whenever by absence or illness or otherwise the Director is unable to attend to duties as a director. The appointment must be in writing and signed by the Director and a copy of the appointment must be given by the appointing Director to the Company by forwarding or delivering it to the Office or by forwarding or delivering it to a meeting of the Board. The appointment takes effect immediately on receipt of the appointment at the Office or at a meeting of the Board and approval by a majority of the other Directors, or at a later time specified in the appointment. The following provisions apply to any alternate Director:

(a) The alternate Director may be removed or suspended from office on receipt at the Office of notice by letter, facsimile transmission or other form of visible communication including notice sent to an electronic address from the appointing Director.

(b) The alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the appointing Director is not present.

(c) The alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director, in so far as the appointing Director has not exercised or performed them or they have not been curtailed or limited by the instrument or notice appointing him or her.

(d) The alternate Director is not, unless the Board otherwise determines, (without prejudice to the right to reimbursement for expenses under rule 66) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the appointing Director.

(e) The office of the alternate Director is vacated on the death of, or vacation of office by, the appointing Director.

(f) The alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors.

(g) The alternate Director is, while acting as a Director, responsible to the Company for the alternate Director's own acts and defaults and is not deemed to be the agent of the appointing Director.

VACATION OF OFFICE OF DIRECTOR

Vacation of office by Director

73. The office of a Director is vacated:

(a) on the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director's estate for the benefit of creditors;

(b) on the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(c) on the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within fourteen days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(d) on the Director resigning office by notice in writing to the Company;

(e) on the Director being removed from office under the Act;

(f) on the Director being prohibited from being a Director under the Act; or

(g) on the Director, or on any partner, employer or employee of the Director, accepting or holding the office of auditor of the Company.

Directors who are employees of the Company

74. The office of a Director who is an employee of the Company or any of its subsidiaries becomes vacant on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the Company in accordance with this Constitution.

ELECTION OF DIRECTORS

75. The following provisions apply to all the Directors:

Retirement of Directors

(a) A Director (other than a Director who is Managing Director) must retire from office at the third annual general meeting after the Director was elected or most recently re-elected. A Director who is required to retire at an annual general meeting under this rule retains office until the conclusion of the meeting.

Who must retire

(b) An election of Directors must be held at the annual general meeting each year. If no election of Directors is scheduled to occur at an annual general meeting under rule 63 or 75(a) then one Director must retire from office at the annual general meeting.

The Director to retire under this rule 75(b) is the Director longest in office since last being elected. As between Directors who were elected on the same day the Director to retire is (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment.

Eligible candidates

(c) The Company in general meeting cannot validly elect a person as a Director unless:

(i) the Board recommends the appointment; or

(ii) at least 35 business days (or in the case of a meeting that shareholders have requested Directors to call, 30 business days) before the meeting at which the relevant resolution will be considered, the Company receives both:

(A) a nomination of the person by a shareholder (who may be the person); and

(B) a consent to act as a Director signed by the person,

at the Office.

The Company must notify shareholders of every candidate for election as a Director at least 7 days before the relevant general meeting.

MANAGING DIRECTOR

Managing Director

76. (1) The Board may appoint a person to be a Managing Director either for a specified term (but not for life) or without specifying a term. The terms of appointment must specify:

(a) the circumstances in which the appointment may be terminated; and

(b) the consequences of termination, including any entitlement to payment arising on termination.

(2) The Board may delegate any of the powers of the Board to the Managing Director:

(a) on the terms and subject to any restrictions the Board decides; and

(b) so as to be concurrent with, or to the exclusion of, the powers of the Board,

and may revoke the delegation at any time.

(3) The appointment of a Managing Director terminates if:

(a) the Managing Director ceases for any reason to be a Director;

(b) the Board removes the Managing Director from the office of Managing Director (which, without affecting the rights of the Managing Director under any contract between the Company and the Managing Director, the Board has power to do); or

(c) the contract between the Company and the Managing Director as the chief executive officer of the Company terminates for any other reason,

whether or not the appointment was expressed to be for a specified term.

Managing Director not to be subject to retirement by rotation

77. A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Managing Director and is not to be taken into account in determining the rotation or retirement of Directors, but (subject to any contract between the Managing Director and the Company) is otherwise subject to the same provisions as to resignation and removal as the other Directors of the Company.

PROCEEDINGS AT MEETINGS OF DIRECTORS

Procedures relating to Board meetings

78. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. Subject to the Act, an interested Director is to be counted in a quorum despite the interest.

Meetings by telephone or other means of communication

79. The Board may meet either in person, by telephone, by video conferencing facility or by using any other technology consented to by all the Directors. A consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting. A meeting conducted by telephone, video conference or other means of communication is deemed to be held at the place agreed on by the Directors attending the meeting if at least one of the Directors present at the meeting was at that place for the duration of the meeting.

Votes at meetings

80. Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chairman has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote.

Convening of meetings

81. The Board may at any time, and the Secretary on the request of any Director must, convene a meeting of the Board.

Chairman

82. The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

Powers of meetings

83. A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

Delegation of powers to Committees

84. The Board may delegate any of its powers to Committees consisting of one or more Directors or any other person or persons as the Board thinks fit and may at any time revoke such delegation. In the exercise of delegated powers, Committees and their members must conform to:

   (a) the terms of reference or charter of the relevant Committee; and

   (b) any other regulations that may be imposed by the Board.

   A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

Proceedings of Committees

85. The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any rules or regulations applicable under rule 84.

Validity of acts

86. (1) All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are valid even if the appointment of any of the Directors, the person acting as a Director or the Committee was defective or invalid under this Constitution, the Act or the Listing Rules.

(2) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

(3) All acts done at any meeting of the Board at which a quorum is present but of which notice has not been duly given to every Director will be as valid as if proper notice of such meeting had been duly given and received by all the Directors, provided the Director or Directors who have not received proper notice either:

(a) attend the meeting; or

(b) having been informed of the agenda for and outcome of the meeting, consent to waive the requirement for notice.

Resolution in writing

87. A resolution in writing signed by all Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is as valid as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors. For the purposes of this rule the references to Directors include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but do not include any other alternate Director. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is deemed to be a document in writing signed by the Director.

POWERS OF THE BOARD

General powers of the Board

88. The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred on it by this Constitution) may exercise all powers and do all things that are:

(a) within the power of the Company; and

(b) are not by this Constitution or by law directed or required to be exercised or done by the Company in general meeting.

Power to borrow and guarantee

89. Without limiting the generality of rule 88, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

Power to give security

90. Without limiting the generality of rule 88, the Board may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

Power to authorise debenture holders, etc. to make calls

91. Without limiting the generality of rule 88, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for the person to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of money becoming due in respect of calls made and to give valid receipts for that money, and the authority subsists during the continuance of the debenture, mortgage or that other security, despite any change in the Directors, and is assignable if expressed to be.

Power to issue bond, debenture or other security

92. Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time and with any special privileges as to redemption, surrender, drawings, issue of shares, attending and voting at general meetings of the Company, appointment of Directors and with the general rights and on the conditions as the Board thinks fit.

Personal liability of officer

93. Subject to the law, if any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

Seal

94. The Company may have a common seal and a duplicate common seal which are to be used by the Company as authorised or ratified by the Board.

MINUTES

Minutes

95. (1) The Board is to ensure that minutes are duly recorded in accordance with the Act but otherwise in any manner it thinks fit:

(a) of the names of the Directors present at each meeting of the Board and of any Committees;

(b) of all resolutions and proceedings of general meetings of the Company and of meetings of the Board and any Committees;

(c) of resolutions passed by Directors without a meeting; and

(d) of all disclosures and declarations made or notices given by any Director of an interest in any contract, office, or property or other matter which may create any conflict of duty or interest.

(2) A minute recorded and signed in accordance with sections 251A and 251AA is evidence of the proceeding, resolution or declaration to which it relates unless the contrary is proved.

DIVIDENDS

Dividends

96. (1) Subject to the Act, rules 96(2) and (3) and the terms of issue of shares, the Board may resolve to pay any dividend it thinks appropriate and fix the time for payment.

(2) The Company does not incur a debt merely by fixing the amount or time for payment of a dividend. A debt arises only when the time fixed for payment arrives. The decision to pay a dividend may be revoked by the Board at any time before then. A resolution of the Board as to the amount of the Company's profits and the amount of them available for dividend is conclusive.

(3) A dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangements as to dividend) payable on each share on the basis of the proportion which the amount paid is of the total amounts paid, agreed to be considered to be paid or payable on the share,

and may be paid at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on that share.

Dividend Plans

97. The Board may establish, determine rules for and maintain one or more dividend plans under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to receive a dividend from the Company by way of the issue of shares paid up from the Company's share premium account;

(c) that dividends from the Company not be paid and that instead a payment or distribution other than a dividend be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board; and

(e) to participate in a dividend selection plan, including but not limited to a plan under which shareholders may elect:

(i) to receive a dividend from the Company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend paid or payable by the Company or any related corporation; or

(ii) to receive a dividend from the Company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend paid or payable by the Company or any related corporation.

Designated shares

98. (1) Under a dividend plan established in accordance with rule 97, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the ***designated shares***) are to participate in the dividend plan. During that period the designated shares are entitled to participate in the dividend plan subject to the rules of the dividend plan.

(2) If there is any inconsistency between any dividend plan established in accordance with rule 97 or the rules of any dividend plan and this Constitution, this Constitution prevails.

(3) The Board is authorised to do all things which it considers to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with rule 97.

(4) The Board is authorised to vary the rules of any dividend plan established in accordance with rule 97 at its discretion and to suspend or terminate any dividend plan at its discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

Share Plans

99. (1) The Board may establish and give effect to any plan for:

(a) the purchase of shares for, or for the benefit of; or

(b) the issue of shares to, or for the benefit of,

employees of the Company and its wholly owned subsidiaries which has been approved by the Company in general meeting.

(2) Subject to the Act and the Listing Rules, the Board may establish a plan or plans under which shares or other securities of the Company or a related body corporate may be purchased for the benefit of Directors of the Company or any of its related bodies corporate.

Interim Dividends

100. The Board may pay to the shareholders any interim dividend the Board considers justified by the profits of the Company.

Dividends out of profits

101. No dividend is payable except out of the profits of the Company, and no dividend or other money payable on or in respect of a share carries interest as against the Company. The declaration of the Board as to the amount of the profits of the Company is conclusive.

Reserves

102. Before paying any dividend to shareholders, the Board may:

(a) set aside out of profits of the Company reserves to be applied, in the Board's discretion, for any purpose it decides and use any sum so set aside in the business of the Company or invest it in

investments selected by the Board and vary and deal with those investments as it decides; or

(b) carry forward any amount out of profits which the Board decides not to distribute without transferring that amount to a reserve; or

(c) do both.

Distribution otherwise than in cash

103. (1) When resolving to pay a dividend the Board may:

(a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular by the issue or transfer of paid up shares, debentures or debenture stock or options of the Company or any other company; and

(b) where the Company in general meeting has approved the adoption of a dividend plan, determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all, of the shares held by the shareholder by the issue of paid up shares in accordance with the plan.

(2) The Board may appoint any officer of the Company to sign on behalf of each shareholder entitled to participate in the dividend any document in the Board's opinion desirable or necessary:

(a) to vest in the shareholder title to assets; and

(b) in the case of a distribution of shares in any corporation, to constitute the shareholder's agreement to become a shareholder of the corporation,

and, in executing a document, the officer acts as agent and attorney for the shareholder.

Power to capitalise profits

104. The Board may resolve that the whole or any portion of the sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders:

(a) in the same proportions in which they would be entitled to receive it if distributed by way of dividend; or

(b) in accordance with either:

(i) the terms of issue of any shares; or

(ii) the terms of any plan for the issue of securities for the benefit of officers or employees,

and that all or any part of the sum be applied on their behalf:

(c) in paying up the amounts for the time being unpaid on any issued shares held by them; or

(d) in paying up in full unissued shares or other securities of the Company to be issued to them accordingly; or

(e) partly in one way and partly in the other.

Capitalisation procedures

105. (1) The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made.

(2) The Board may make all necessary appropriations and applications of the amount to be capitalised under rule 104 and all necessary issues of fully paid shares or debentures.

(3) Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled on a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

Transfer of shares

106. Subject to the Act and the SCH business rules, a transfer of shares registered after the record date for dividend purposes, but before a dividend is payable, does not pass the right to that dividend.

Retention of dividends

107. The Board may retain the dividends payable on securities referred to in rules 37 and 38 until the personal representative or the transmittee (as the case requires) becomes registered as the holder of the securities or duly transfers them. The Board may:

(a) retain any dividends if the Company has a lien or charge under rule 28 over the dividends or the shares on which the dividends are payable; and

(b) may apply any retained dividends towards satisfaction of the amounts in respect of which the lien or charge exists.

How dividends are payable

108. Payment of any dividend may be made in any way determined by the Board. Without prejudice to any other method of payment which the Board may adopt, in each case at the risk of the shareholder, payment may be made to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding.

Unclaimed dividends

109. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

NOTICES

Service of notices

110. (1) A notice will be deemed to have been validly given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, if given by:

(a) delivering it to the shareholder personally;

(b) leaving it at the shareholder's registered address;

(c) sending it by prepaid post or facsimile transmission addressed to the shareholder's registered address;

(d) sending it to an electronic address nominated by the shareholder for receipt of notices; or

(e) any other electronic means approved by the Board and nominated by the shareholder as a means of receiving notices.

(2) A notice will be deemed to have been validly given by the Company to any Director if:

(a) sent by mail (electronic or otherwise),

(b) delivered personally; or

(c) sent by facsimile transmission,

to the usual place of residence of the Director or any other address given to the Secretary by the Director.

When notice deemed to be served

111. Any notice sent by post is deemed to have been served at the expiration of twenty-four hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served personally or left at an address is deemed to have been served when delivered. Any notice served by facsimile transmission, or by sending it to an electronic address, is deemed to have been served when the transmission is sent or when the notice is sent to the electronic address (as applicable).

Shareholder not known at registered address

112. Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 24 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

Signature to notice

113. The signature to any notice to be given by the Company, if signed, may be written or printed.

Reckoning of period of notice

114. If a given number of days' notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

Notice to transferor binds transferee

115. Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of the shares, was duly give to the person from whom title to the shares is derived.

Service on deceased

116. A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder's personal representative and all persons (if any) jointly interested with the shareholder in the shares.

WINDING UP

Rights on winding up

117. (1) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories, as the liquidator thinks fit, in specie or kind, any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(2) Any division under rule 117(1) may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Act relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

(3) If any shares to be divided in accordance with rule 117(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

(4) On the sale of the Company's main undertaking or on the liquidation of the Company, no commission or fees will paid to a Director, the Board or a liquidator unless the commission or fees have been ratified by the shareholders. Prior notification of the amount of such proposed payments will be given to all registered holders of shares at least seven days prior to the meeting at which any such payment is to be considered.

INDEMNITY

Indemnity of officers

118. (1) Subject to and so far as permitted by the Act:

(a) the Company must, to the extent the person is not otherwise indemnified, indemnify every officer and employee of the Company and its wholly owned subsidiaries and may indemnify its auditor against a Liability incurred as such an officer, employee or auditor to a person (other than the Company or a related body corporate) including a Liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as an officer of another corporation or body (including a statutory authority), unless the Liability arises out of conduct involving a lack of good faith; and

(b) the Company may make a payment (whether by way of advance, loan or otherwise) in respect of legal costs incurred by an officer or employee or auditor in defending an action for a Liability incurred as such an officer, employee or auditor or in resisting or responding to actions taken by a government agency or a liquidator.

In this rule, **Liability** means a liability of any kind (whether actual or contingent and whether fixed or unascertained) and includes costs, damages and expenses, including costs and expenses incurred in connection with any investigation or inquiry by a government agency or a liquidator.

(2) Subject to the Act, the Company may enter into, and pay premiums on, a contract of insurance in respect of any person where it is in the interests of the Company to do so.

(3) The indemnity in favour of officers and employees under rule 118(1) is a continuing indemnity. It applies in respect of all acts done by a person while an officer or employee of the Company or one of its wholly owned subsidiaries even though the person is not an officer or employee at the time the claim is made.

(4) Subject to the Act, without limiting a person's rights under this rule 118, the Company may enter into an agreement with a person who is or has been an officer of the Company or any of the Company's subsidiaries, to give effect to the rights of the person under this rule 118 on any terms and conditions that the Board thinks fit.

ASX Listing Rules

119. If the Company is admitted to the official list of ASX, it must comply with the following:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain the provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision but it contains the provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

Definitions and interpretation

120. (1) In this Constitution unless the context requires otherwise:

Act means the *Corporations Act 2001* (Cth).

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Board means the Directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum.

Board Charter means the charter, if any, adopted by the Board from time to time.

business day means a day which is a business day for the purposes of the Listing Rules.

call includes any instalment of a call and any amount due on allotment of any share.

Chairman includes an Acting Chairman under rule 47.

Committee means a Committee to which powers have been delegated by the Board under rule 84.

Company means Woodside Petroleum Ltd (ABN 55 004 898 962).

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution and includes any alternate Director duly acting as a Director.

dividend includes bonus.

Listing Rules means the Listing Rules of ASX.

Non-Executive Director means a director of the Company not employed by the Company in an executive capacity.

Office means the registered office of the Company.

person and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals.

Register means the register of shareholders of the Company and includes a computerised or electronic subregister established and administered under the SCH business rules.

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder is willing to accept service of notices.

retiring Director means a Director who is required to retire under rule 75(a) or (b) and a Director who ceases to hold office under rule 73.

SCH business rules means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532) (***ASTC***) or of any relevant organisation which is an alternative to, or successor or replacement for ASTC.

Schedule means the schedule to this Constitution.

Secretary means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary.

securities includes shares, rights to shares, options to acquire shares and other securities with rights of conversion to equity and

debentures, debenture stock, notes and other obligations of the Company.

shareholders present means shareholders present at a general meeting of the Company in person or by representative, proxy or attorney.

writing and ***written*** includes printing, typing, lithography and other modes of reproducing words in a visible form.

(2) Words and phrases which are given a meaning by the Act have the same meaning in this Constitution. Words in the singular include the plural and vice versa.

(3) A reference to a Chapter, Part, Division or section is a reference to a Chapter, Part, Division or section of the Act.

(4) A reference to the Act or any other statute or regulation is to the Act, statute or regulation (and any chapter, part, division or section within them) as modified, substituted, re-enacted, amended or replaced.

(5) A reference to the Listing Rules or the SCH business rules is to the Listing Rules or the SCH business rules (as the case may be) in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(6) The headings do not affect the construction of this Constitution.

SCHEDULE

TERMS OF ISSUE OF PREFERENCE SHARES

1. Definitions

The following definitions apply in relation to a preference share issued under rule 4.

Dividend Amount for any Dividend Period means the amount calculated as

$$DA = \frac{DR \times N}{365}$$

where:

DA = Dividend Amount;

DR = Dividend Rate; and

N = number of days in the relevant Dividend Period.

Dividend Date means a date specified in the Issue Resolution on which a dividend in respect of that preference share is payable.

Dividend Period means:

(a) the period that begins on and includes the Issue Date and ends on and includes the day before the first Dividend Date after the Issue Date; and

(b) the period that begins on and includes each Dividend Date and ends on and includes the day before the next Dividend Date; and

(c) the period that begins on and includes the last Dividend Date and ends on and includes the day before the Redemption Date.

Dividend Rate means the rate specified in the Issue Resolution for the calculation of the amount of dividend to be paid on that preference share on any Dividend Date.

franked dividend means a distribution franked in accordance with section 202-5 of the Tax Act.

Issue Date means the date on which the share is issued.

Issue Resolution means the resolution passed under clause 2 of this schedule.

redeemable preference share means a preference share which the Issue Resolution specifies is liable to be redeemed:

(a) at a fixed time or on the happening of a particular event;

(b) at the Company's option; or

(c) at the holder's option.

Redemption Amount in relation to a redeemable preference share means the amount specified in the Issue Resolution to be paid on redemption of that share.

Redemption Date in relation to a redeemable preference share, means the date on which the Issue Resolution requires the Company to redeem that share.

Tax Act means the *Income Tax Assessment Act 1936* (Cth), the *Income Tax Assessment Act 1997* (Cth), or both, as applicable.

2. Issue Resolution

If the Board resolves to issue a preference share, it must pass an Issue Resolution which specifies:

(a) the Dividend Date;

(b) the Dividend Rate;

(c) whether dividends are cumulative or non-cumulative;

(d) the priority with respect to payment of dividends and repayment of capital over other classes of shares;

(e) whether the share is a redeemable preference share or not, and if so:

  (i) the Redemption Amount; and

  (ii) if the share is redeemable at the end of a fixed period, the Redemption Date, or otherwise the circumstances (if any) in which the share is redeemable at the option of the holder or of the Company, the way in which that option must be exercised and the way in which the resulting Redemption Date is ascertained,

and may also specify that the dividend must be a franked dividend or must not be a franked dividend.

3. **Franked dividends**

If the Issue Resolution specifies that the dividend on preference shares must be a franked dividend, it may also specify:

(a) the extent to which the dividend must be franked (within the meaning of the Tax Act); and

(b) the consequences of the dividend not being franked to that extent, which may include an increase of the dividend by an amount equal to the additional amount of franking credit which would have been imputed to the holder of the share under the Tax Act if the dividend had been franked in accordance with the Issue Resolution.

4. **Dividend entitlement**

The holder of a preference share is entitled to be paid on each Dividend Date, in priority to any payment of dividend on any other class of shares, a preferential dividend of the Dividend Amount for the Dividend Period ending on the day before that Dividend Date. The dividend entitlement is cumulative if the Issue Resolution states that it is cumulative and otherwise is non-cumulative.

5. **Priority on winding up**

The holder of a preference share is entitled, on a winding up, to payment in cash of:

(a) the amount then paid up on the share; and

(b) if the Issue Resolution states that dividends are cumulative, any arrears of dividend,

in priority to any payment to the holders of ordinary shares and any other class of preference share over which the relevant Issue Resolution or rights conferred under rule 4 give it priority, but has no right to participate in surplus assets and profits of the Company.

6. **Voting**

The holder of a preference share has no right to vote at any meeting of shareholders except:

(a) if the Issue Resolution states that dividends are cumulative, during a period during which a dividend (or part of a dividend) on the share is in arrears;

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(g) during the winding up of the Company; and

(h) in any other circumstances as the Board determines prior to the allotment of preference shares.

7. **Notices**

The Company must give the holder of a preference share notice of each meeting of shareholders in accordance with rule 42.

8. **Redemption of redeemable preference shares**

Subject to the Act, the Company must redeem a redeemable preference share on the Redemption Date by paying the Redemption Amount to the holder in cash, by cheque or in any other form that the holder agrees to in writing. If the Company sends the holder of a redeemable preference share a cheque for the Redemption Amount, the share is redeemed on the date on which rule 111 would treat the cheque as being received by the holder, whether or not the holder has presented the cheque. If the holder of a redeemable preference share does not present a cheque for the Redemption Amount within a reasonable period after it is sent, the Company must deal with the Redemption Amount in accordance with rule 109.

9. **Equal ranking issues**

Subject to the terms of issue of any particular class of preference share, the issue of further preference shares that rank equally with any issued preference shares is not taken to affect the rights of the holders of the existing preference share whether or not the Dividend Rate for the new preference share is the same as or different from that applicable to that preference share.

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 16 APRIL 2004
3:00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHANGE OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, we advise that Ms Frances Kernot has been appointed as an additional Company Secretary of Woodside Petroleum Ltd., effective 16 April 2004.

KAREN LANGE
Company Secretary